Mail Stop 4561

November 3, 2008

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

      Re: CapTerra Financial Group, Inc.
              Form 10-KSB for the year ended 12/31/2007
              Filed on 3/31/2008
              File No. 000-50764

Dear Mr. James W. Creamer III:

      We have reviewed your response letter dated October 15, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FILED ON OCTOBER 15, 2008

General

1.   We note your attorney has acknowledged the following on your behalf. However, this acknowledgement must be provided by the company directly. Please provide in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 8 – Income Taxes, page F-17

2.   We have read your response to comment two.   We note you have incurred losses since 2006 and will likely incur losses during 2008 and into 2009.   As indicated by paragraph 25 of SFAS 109, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please note that cumulative losses, by its nature, are among the most objectively verifiable types of negative or positive evidence and therefore carry more weight than evidence that embodies some degree of subjectivity.   Based on the definition outlined in paragraph 25 of SFAS 109, please demonstrate how the weight of your positive evidence overcomes the negative evidence to support your conclusion that a valuation allowance is not needed.

3.   Please tell us, and disclose in future filings, the amounts of your operating loss carry forwards. Refer to paragraph 48 of SFAS 109.

Certifications

4.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B.   Some of the discrepancies include replacing the word "small business issuer" with the actual name of the registrant and including the title of the certifying individual when identifying the individual at the beginning of the certification. Please be aware that future periodic filings should be in compliance with Regulation S-K.   However, any amendments to the most recent annual report should be in compliance with Regulation S-B.   Please confirm that in future periodic filings, you will file certifications in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant